UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 000-29337
_____________

SUMMIT BROKERAGE SERVICES, INC.

(Exact name of registrant as specified in its charter)

980 North Federal Highway
Suite 310
Boca Raton, Florida 33432
(561) 338-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $.0001 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g 4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g 4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g 4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g 4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Brokerage Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUMMIT BROKERAGE SERVICES, INC.

	By:	/s/ Marshall T. Leeds
Date: March 2, 2004	Name:	Marshall T. Leeds
	Title:	Chairman and Chief Executive Officer